

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Brian Woolf
Chief Executive Officer
Body Central Corp.
6225 Powers Avenue
Jacksonville, Florida 32217

> **Re:** **Body Central Corp.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2014**
> **File No. 333-198924**

Dear Mr. Woolf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling shareholders are offering more than 450% of the company's public float and that they recently acquired their shares in private placements completed in July 2014. We also note your disclosure on the prospectus cover page that the selling shareholder "may be deemed" underwriters. Because of the nature and size of the transaction being registered, it appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead appears to represent a primary offering, which must be made at a fixed price for the duration of the offering because the company is not eligible to conduct an "at the market offering" under Rule 415(a)(4). Please revise your registration statement accordingly or advise us of the company's basis for determining that the selling shareholder transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C. In your analysis, please address the factors referred to in Interpretive

Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, including the number of shares offered compared to the public float.

2. We note that you are registering 130% of the shares issuable under the convertible notes without giving effect to any interest that may be capitalized. The applicable quarterly interest payments may be made, at the company's option, by increasing the principal amount due under the convertible notes which would increase the number of shares issuable upon conversion of the convertible notes. Please revise to register a good faith estimate of the number of additional shares correlating to the capitalized interest.

Private Placement of Convertible Notes and Preferred Stock, page 9

3. Please describe the amount of the amount of common stock being registered as compared to the amount of public float. Please revise to quantify and disclose any potential fees or liquidated damages you may be required to make to any selling shareholder.

Selling Stockholders, page 41

4. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that shareholder. See Interpretive Response 140.02 in the Compliance and Disclosure Interpretations relating to Item 507 of Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Alan Wovsaniker, Esq.
    Lowenstein Sandler LLP